

BANCO SANTANDER-CHILE AND SUBSIDIARIES
CONSOLIDATED FINANCIAL INFORMATION

As of February 28, 2026

The principal balances and results accumulated for the period ending February 2026 (amounts in millions of Chilean pesos).

SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION	

Principal assets	MCh$
Cash and deposits in banks	1,921,622
Loans and accounts receivables from customers and banks, net	39,107,523
Loans and accounts receivables from customers at fair value, net	339,614
Financial instruments	9,949,038
Financial derivative contracts	11,236,359
Other asset ítems	6,440,865
Total assets	**68,995,021**

Principal liabilities	MCh$
Deposits and other demand liabilities	13,872,438
Time deposits and other time liabilities	17,250,535
Issued debt and regulatory capital instruments	10,499,364
Financial derivative contracts	11,560,942
Other liabilities ítems	10,853,288
Total equity	4,958,454
Total liabilities and Equity	**68,995,021**

Equity attributable to:

Equity holders of the Bank	4,807,764
Non-controlling interest	150,690

SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD	

Operational results	MCh$
Net interest income	315,292
Net fee and commission income	94,874
Result from financial operations	57,328
Total operating income	**467,494**
Provision for loan losses	(113,990)
Support expenses	(147,405)
Other results	(5,420)
Income before tax	**200,679**
Income tax expense	(33,803)
Net income for the period	**166,876**

Attributable to:

Equity holders of the Bank	163,370
Non-controlling interest	3,506

JONATHAN COVARRUBIAS H.

Chief Accounting Officer

ANDRES TRAUTMANN B.

Chief Executive Officer



BANCO SANTANDER-CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA

Al 28 de Febrero de 2026

A continuación, se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de Febrero de 2026 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	MM$
Efectivo y depósitos en bancos	1.921.622
Créditos y cuentas por cobrar a clientes y bancos	39.107.523
Créditos y cuentas por cobrar a clientes a valor razonable	339.614
Instrumentos financieros	9.949.038
Contratos de derivados financieros	11.236.359
Otros rubros del activo	6.440.865
Total Activos	**68.995.021**

Principales rubros del pasivo	MM$
Depósitos y otras obligaciones a la vista	13.872.438
Depósitos y otras captaciones a plazo	17.250.535
Instrumentos de deuda y capital regulatorio emitidos	10.499.364
Contratos de derivados financieros	11.560.942
Otros rubros del pasivo	10.853.288
Total patrimonio	4.958.454
Total Pasivos y Patrimonio	**68.995.021**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	4.807.764
Interés no controlador	150.690

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	MM$
Ingresos netos por intereses y reajustes	315.292
Ingresos netos de comisiones	94.874
Resultado de operaciones financieras	57.328
Total ingresos operacionales	**467.494**
Gasto de pérdidas crediticias	(113.990)
Gastos de apoyo	(147.405)
Otros resultados	(5.420)
Resultado antes de impuesto	**200.679**
Impuesto a la renta	(33.803)
Utilidad consolidada del periodo	**166.876**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	163.370
Interés no controlador	3.506

JONATHAN COVARRUBIAS H.	**ANDRES TRAUTMANN B.**
Gerente de Contabilidad	**Gerente General**

IMPORTANT NOTICE

The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards for Banks effective from January 1, 2022 issued by the Financial Market Commission (FMC), The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions, The FMC is the banking industry regulator according to article 2 of the General Banking Law, which by General Regulation establishes the accounting principles to be used by the banking industry, For those principles not covered by the Compendium of Accounting Standards for Banks, banks can use generally accepted accounting principles issued by the Chilean Accountant's Association AG which coincide with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), If discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards for Banks) and IFRS the Compendium of Accounting Standards for Banks will take precedence,

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